SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

October 27, 2015

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure: Partner Communications announces the results of the Annual General Meeting of shareholders

PARTNER COMMUNICATIONS ANNOUNCES THE
RESULTS OF THE ANNUAL GENERAL MEETING OF
SHAREHOLDERS

Rosh Ha’ayin, Israel, October 27, 2015 - Partner Communications Company Ltd. ("Partner" or the "Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announces the results of the Annual General Meeting of Shareholders (the "AGM”), that was held today, at Partner's offices in Rosh Ha'ayin, Israel.

The AGM resolutions with respect to the items set forth in the Company's proxy statement dated September 9, 2015, sent in connection with the AGM (the "Proxy Statement"), were as follows:

(1)
Approval of the re-appointment of Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited group, as the Company's auditor for the period ending at the close of the next annual general meeting;

The proposed resolution was approved by the required majority as detailed in the Proxy Statement.

(2)
Discussion of the auditor’s remuneration for the year ended December 31, 2014, as determined by the Audit Committee and by the Board of Directors, and the report of the Board of Directors with respect to the remuneration paid to the auditor and its affiliates for the year ended December 31, 2014;

No vote was required in connection with discussion of this item.

(3)	Discussion of the Company’s audited financial statements for the year ended December 31, 2014 and the report of the Board of Directors for such period;

No vote was required in connection with discussion of this item.

(4)	(i)
Approval of the re-election of the following directors to the Company’s Board of Directors until the close of the next annual general meeting: Mr. Adam Chesnoff, Mr. Elon Shalev, Mr. Fred Gluckman, Mr. Sumeet Jaisinghani, Mr. Yoav Rubinstein, Mr. Arieh Saban, Mr. Arie (Arik) Steinberg, Mr. Ori Yaron and Mr. Yehuda Saban;

(ii)
Approval of the compensation of Mr. Adam Chesnoff, Mr. Elon Shalev, Mr. Fred Gluckman, Mr. Sumeet Jaisinghani, Mr. Yoav Rubinstein, Mr. Arieh Saban and Mr. Ori Yaron and approval and ratification of the compensation of Mr. Yehuda Saban; approval and ratification of the reimbursement of reasonable expenses in connection with the performance of their role of each of the directors listed above; approval that the directors listed above will continue to benefit from the Company's existing D&O insurance policy and; approval that the directors listed above who have indemnification letters will continue to benefit from the indemnification thereunder and their indemnification letters will continue in full force and effect; and approval and ratification that Mr. Yehuda Saban will benefit from the indemnification under said resolution;

(iii)
Approval of the compensation of Ms. Osnat Ronen and Mr. Arie (Arik) Steinberg; approval and ratification of the reimbursement of reasonable expenses in connection with the performance of their role of each of Ms. Osnat Ronen and Mr. Arie (Arik) Steinberg; approval that Ms. Osnat Ronen and Mr. Arie (Arik) Steinberg will continue to benefit from the Company's existing D&O insurance policy and; and approval that Ms. Osnat Ronen and Mr. Arie (Arik) Steinberg who have indemnification letters will continue to benefit from the indemnification thereunder and their indemnification letters will continue in full force and effect.

The proposed resolutions were approved by the required majority as detailed in the Proxy Statement.

(5)	Approval and ratification of the grant of an Indemnification Letter to Mr. Yehuda Saban;

The proposed resolution was approved by the required majority as detailed in the Proxy Statement.

(6)
Approval of the re-appointment of Mr. Barry Ben-Zeev (Woolfson) as an external director (Dahatz), approval of his remuneration, and approval that no change is made to his right to benefit from the Company's D&O insurance policy and indemnification.

The proposed resolution was approved by the required majority as detailed in the Proxy Statement.

(7)	Approval of severance terms of the former CEO Mr. Haim Romano.

The proposed resolution was not approved by the required majority as detailed in the Proxy Statement.

(8)	Approval of the terms of office and employment of the CEO of the Company, Mr. Isaac Benbenisti.

The proposed resolution was approved by the required majority as detailed in the Proxy Statement.

For further information concerning the resolutions, please refer to the Proxy Statement at: http://maya.tase.co.il/bursa/report.asp?report_cd=991449 or the report on Form 6-K at: http://www.sec.gov/Archives/edgar/data/1096691/000117891315002807/zk1517304.htm.

About Partner Communications
Partner Communications Company Ltd. is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand and under the 012 Smile brand. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner: http://www.orange.co.il/en/Investors-Relations/lobby/.

Mr. Ziv Leitman Chief Financial Officer Tel: +972-54-781-4951	Ms. Liat Glazer Shaft Head of Investor Relations & Corporate Projects Tel: +972-54-781-5051 E-mail: investors@orange.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.
By:	/s/ Ziv Leitman
Name:	Ziv Leitman
Title:	Chief Financial Officer

Dated: October 27, 2015